UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20459



                            SCHEDULE 13E-4



                     ISSUER TENDER	OFFER STATEMENT
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                        COMMUNITY BANCORP, INC.
              (Name of Issuer and Person Filing Statement)


                     COMMON STOCK, $2.50 PAR VALUE
                    (Title of Class of Securities)


                               203426101
                 (CUSIP Number of Class of Securities)


                          DONALD R. HUGHES, JR.
                           TREASURER AND CLERK
                         COMMUNITY BANCORP, INC.
                            17 POPE STREET
                           HUDSON, MA  01749
                             (978) 568-8321
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)



                                COPY TO:

                        DAVID F. HANNON, ESQUIRE
                           CRAIG AND MACAULEY
                        PROFESSIONAL CORPORATION
                          600 ATLANTIC AVENUE
                           BOSTON, MA  02210



                           SEPTEMBER 15, 1997
(Date Tender Offer First Published, Sent Or Given To Security Holders)




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CALCULATION OF FILING FEE

Transaction Valuation*: $1,500,000    Amount of Filing Fee*: $300.00

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 125,000 shares of $12.00 per share.
                                                                 ___
Check box if any part of the fee is offset as provided by       /__/
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.


Item 1.  SECURITY AND ISSUER.

 (a) The name of the issuer is Community Bancorp, Inc., a Massachusetts corporation (the "Company"), and the address of its principal executive offices is 17 Pope Street, Hudson, Massachusetts 01749.

(b) This Schedule relates to the offer by the Company to purchase up to 125,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, $2.50 par value, (the "Shares") (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of May 24, 1996, between the Company and Cambridge Trust Company, as Rights Agent), at a price of $12.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits 99.(a)(1) and 99.(a)(2), respectively. As of June 30, 1997, the Company had 2,950,558 Shares outstanding, which includes the impact of a 1996 stock repurchase transaction in which the Company repurchased 257,665 of its outstanding Shares. Directors and executive officers of the Company and any of its affiliates may participate in the Offer on the same basis as the Company's other stockholders. The information set forth on the cover page and under "Introduction" and "Certain Information About the Company; Background and Purpose of the Offer" Section 10 of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth on the cover page, and under "Introduction" and "Price Range of Shares" in Section 7 of the
     Offer to Purchase is incorporated herein by reference.

 (d) Not applicable.





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                                 -2-


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) The information set forth under "Source and Amount of Funds" in
     Section 9 and "Certain Information About the Company; Background and Purpose of the Offer" in Section 10 of the Offer to Purchase is incorporated herein by reference.

 (b) Not applicable.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE ISSUER OF AFFILIATE.

 (a) through (j) - The information set forth under "Certain
     Information About the Company; Background and Purpose of the
     Offer" in Section 10; "Effects of the Offer on the Market for Shares; Securities Law Issues" in Section 11 of the Offer to
     Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth under "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth under "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth under "Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated by reference.

ITEM 7.  FINANCIAL INFORMATION.

 (a) and (b) - The information set forth under "Certain Information About the Company-Summary Consolidated Historical Financial Information" and "Certain Information About the Company-Summary Unaudited Pro Forma Consolidated Financial Information" in
     Section 10 of the Offer to Purchase is incorporated herein by reference, and the information set forth in the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed as
     Exhibit 99.(g) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

 (a) None.

 (b) None.

 (c) Not applicable.

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                                 -3-


 (d) None.

 (e) The Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

99.(a)(1)  Form of Offer to Purchase, dated September 15, 1997.

99.(a)(2)  Form of Letter of Transmittal together with Guidelines for
           Certification of Taxpayer Identification Number on
           Substitute Form W-9.

99.(a)(3)  Form of Letter to Shareholders of the Company from James
           A. Langway, President and Chief Executive Officer of the Company, dated September 15, 1997.

99.(a)(4)  Form of Notice of Guaranteed Delivery.

99.(a)(5)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, dated September 15, 1997.

99.(a)(6)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.

99.(b)     Not applicable.

99.(c)     None.

99.(d)     None.

99.(e)     Not applicable.

99.(f)     None.

99.(g) Consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.














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                                 -4-


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



COMMUNITY BANCORP. INC.



By:     /s/  James A. Langway
        ---------------------
Name:   James A. Langway
Title:  President and Chief Executive Officer

Dated:  September 15, 1997



































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                             INDEX TO EXHIBITS
                             -----------------
Exhibit
 Number                         Description
-------                         -----------

99.(a)(1)  Form of Offer to Purchase, dated September 15, 1997.

99.(a)(2)  Form of Letter of Transmittal together with Guidelines for
           Certification of Taxpayer Identification Number on
           Substitute Form W-9.

99.(a)(3)  Form of Letter to Stockholders of the Company from James A.
           Langway, President and Chief Executive Officer of the
           Company, dated September 15, 1997.

99.(a)(4)  Form of Notice of Guaranteed delivery.

99.(a)(5)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, dated September 15, 1997.

99.(a)(6)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and other Nominees.

99.(b)     Not applicable.

99.(c)     None.

99.(d)     None.

99.(e)     Not applicable.

99.(f)     None.

99.(g) Consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (1).



(1) Incorporated herein by reference as filed as part of the Company's December 31, 1996 Form 10-K (File No. 33-12756-B), filed with the Commission on March 24, 1997.












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